Filed  by  Ralcorp  Holdings,  Inc.
     Pursuant to Rule 425 under the Securities Act of 1933 Commission File No.: 1-12619
     Subject  Company:  Ralcorp Holdings, Inc.

The following is the press release disseminated by Ralcorp Holdings, Inc. on November 2, 2000 and filed by Ralcorp on a Form 8-K with the Securities Exchange Commission.

     Immediate
     Thomas  G.  Granneman
          314/877-7730

                     RALCORP HOLDINGS REPORTS FOURTH QUARTER
                     AND FULL YEAR EARNINGS FOR FISCAL 2000

ST. LOUIS, MO, NOVEMBER 2, 2000 Ralcorp Holdings, Inc. today announced fourth quarter net earnings, before a restructuring charge, of $6.9 million compared to $7.1 million for the prior year. Diluted earnings per share, again excluding the effect of the restructuring charge, were $.23, the same as the prior year. The Company announced in July its plans to close the Baltimore facility of Martin Gillet and move equipment and production to its Dunkirk, NY facility. The Company recorded a $2.5 million pre-tax restructuring charge ($1.6 million after taxes, or $.05 per diluted share) in the fourth quarter related to this move. Net earnings for the fourth quarter after the charge were $5.3 million, or $.18 per diluted share. Net sales for the fourth quarter were $259.0 million compared to $177.0 million in the prior year.

For the full years ended September 30, 2000 and 1999, net sales were $809.2 million and $636.6 million, respectively, an increase of $172.6 million, or 27 percent. Net earnings, before the restructuring charge, improved 4.4 percent to $38.0 million for the year ended September 30, 2000 from $36.4 million in the prior year. Diluted earnings per share were $1.24 in fiscal 2000 compared to $1.15 in the prior year, an improvement of 8 percent, again excluding the effect of the restructuring charge. Fiscal 2000 net earnings after the restructuring charge were $36.4 million, or $1.19 per diluted share.

Comparisons of results for the fourth quarter and full year are complicated by certain factors. The Company has made several strategic acquisitions and current fiscal year results were affected by the operations and financing-related costs of recently acquired businesses, particularly the Red Wing Company which was acquired on July 14, 2000. As anticipated, incremental operating profit from Red Wing net of increased interest expense related to that acquisition resulted in a dilutive effect on reported earnings of approximately $.02 per share in the fourth quarter. In addition, changes in Ralcorp's stock price resulted in significant mark-to-market adjustments to the Company's deferred compensation liability. For the fourth quarter 2000 and 1999, these adjustments yielded pre-tax expense of $.7 million and $.2 million, respectively. For the year ended September 30, 2000, cumulative deferred compensation liability adjustments resulted in pre-tax income of $.9 million, compared to pre-tax expense of $.9 million for fiscal 1999, a difference of $1.1 million after tax, or nearly $.04 per diluted share.

NET SALES BY SEGMENT                    Three Months Ended      Year Ended
(in millions)                              September 30,       September 30,
-------------------------------------    ----------------    ----------------
                                           2000     1999       2000     1999
                                         -------  -------    -------  -------
Ralston Foods                            $  73.3  $  78.0    $ 283.6  $ 297.1
Bremner                                     62.5     45.4      232.2    173.7
                                         -------  -------    -------  -------
  Cereals, Crackers & Cookies              135.8    123.4      515.8    470.8
  Snack Nuts & Candy                        48.2     35.7      169.7    124.2
  Dressings, Syrups, Jellies & Sauces       75.0     17.9      123.7     41.6
                                         -------  -------    -------  -------
    Total Net Sales                      $ 259.0  $ 177.0    $ 809.2  $ 636.6
                                         =======  =======    =======  =======

OPERATING PROFIT BY SEGMENT             Three Months Ended      Year Ended
(in millions)                              September 30,       September 30,
-------------------------------------    ----------------    ----------------
                                           2000     1999       2000     1999
                                         -------  -------    -------  -------
  Cereals, Crackers & Cookies            $  15.3  $  13.9    $  57.5  $  53.8
  Snack Nuts & Candy                         4.1      2.0        9.7      8.2
  Dressings, Syrups, Jellies & Sauces        1.8       .8        3.5      1.7
                                         -------  -------    -------  -------
    Total Operating Profit               $  21.2  $  16.7    $  70.7  $  63.7
                                         =======  =======    =======  =======

CEREALS,  CRACKERS  &  COOKIES
------------------------------
Fourth quarter and twelve-month net sales for the Cereals, Crackers & Cookies segment were up $12.4 million and $45.0 million, respectively, from last year. This increase was due to the additional revenue acquired through the current year purchases of Ripon Foods, Inc. and Cascade Cookie Company, Inc., which are operated as part of Bremner, Ralcorp's cracker and cookie division. Ripon Foods, a cookie, sugar wafer and breakfast bar producer, was acquired on October 4, 1999, and Cascade, which produces cookies for in-store bakeries, was acquired on January 28, 2000. Comparing the pre-existing Bremner cracker and cookie businesses to the prior year, fourth quarter volumes were unchanged overall as a 3 percent decline in cracker volume, due primarily to losses in low margin items, was offset by incremental cookie volume. For the full year, volumes in those businesses were down 2 percent, again primarily as a result of certain low margin cracker category declines.

The Company's ready-to-eat and hot cereal division, Ralston Foods, recorded decreased sales for the three-month and twelve-month periods, principally due to lower volumes. Previously, Company management disclosed that a cereal comanufacturing agreement was terminated effective December 31, 1999. The reduction of volume related to this agreement was the primary factor in the revenue decline at Ralston Foods. Importantly, Ralston Foods' base store brand ready-to-eat cereal (RTE) volume increased more than 3 percent during the three months ended September 30, 2000, outperforming the overall ready-to-eat cereal category. Key drivers of this improvement included increased customer promotional support, distribution to new retail customers and expanded product distribution to existing customers. This favorable RTE volume was partially offset by unfavorable pricing and product mix. The Company's fourth quarter hot cereal volume declined 12.5 percent from last year, but from a profitability standpoint the effect of lower volume was largely offset by a continued product mix improvement. Overall volume for the year ended September 30, 2000 was lower than the prior year. In addition to the decline related to the loss of the comanufacturing agreement, a portion of which was replaced late in the year, hot cereal volume was down 7.5 percent from last year compared to a corresponding
17.5 percent year-over-year increase in fiscal 1999. Despite an industry decline in the overall ready-to-eat cereal category, Ralston Foods' RTE volume for fiscal 2000 was flat compared to the prior year.

From an operating results perspective, the Cereals, Crackers & Cookies segment recorded fourth quarter operating profit up $1.4 million from the prior year and twelve-month profit up $3.7 million. Bremner operating profit improved in both the quarter and the year due to the good performance of the cookie businesses acquired during the current year, as well as favorable raw material costs and production efficiencies in the pre-existing cracker operations which more than offset the decline in net sales. Bremner's operating profit improvements were partially offset by declines at Ralston Foods. While operating results were hurt at Ralston Foods by the aforementioned loss of comanufacturing business and the resulting unfavorable effect on plant efficiencies, a significant portion of this unfavorability was offset by a reduction in managed costs. The Company remains very active in its efforts to increase volume via other comanufacturing opportunities, increased distribution and new product emulations.

SNACK  NUTS  &  CANDY
---------------------
Fourth quarter net sales for the Snack Nuts & Candy segment increased 35 percent, reflecting incremental candy business from James P. Linette, Inc., as well as significantly improved snack nut volumes. Linette, a chocolate candy manufacturer, was acquired on May 1, 2000. For the year to date, the Company also benefited from a full year of business from Southern Roasted Nuts of Georgia, its third snack nut company, acquired in late March 1999. The Georgia facility was closed at the end of April 2000 to consolidate the operations of the three snack nut businesses into two locations at Billerica, MA and Dothan, AL.

Fourth quarter and twelve-month operating profit increased $2.1 million and $1.5 million, respectively, from the corresponding periods last year. This improvement was due not only to the addition of Linette, but also to increased sales volume and a stabilization of raw material costs in the pre-existing snack nut businesses.

DRESSINGS,  SYRUPS,  JELLIES  &  SAUCES
---------------------------------------
The Company's Dressings, Syrups, Jellies & Sauces segment, also known as The Carriage House Companies, Inc., is comprised of Martin Gillet & Co., Inc., acquired at the beginning of March 1999, and The Red Wing Company, Inc., acquired on July 14, 2000. Carriage House has facilities in Baltimore, MD;
Kansas City, KS; Los Angeles, CA; Fredonia, NY; Dunkirk, NY; Streator, IL; San Jose, CA; and Williams, CA.

The segment's net sales and operating profit for the quarter and year ended September 30, 2000 increased significantly from the prior year. The increase is primarily due to the timing of the acquisitions as noted above, whereby fiscal 1999 included only seven months of results from Martin Gillet and fiscal 2000 includes Martin Gillet's results for the full year and two and a half months of results from Red Wing. Carriage House has struggled to regain sales lost by Red Wing during the previous owner's operation and has incurred incremental expenses associated with combining Red Wing and Martin Gillet. The Company's plan to close the Baltimore facility and move production to the Dunkirk facility by January 2001 is proceeding on schedule.

BUSINESS  SEGMENTS  -  COMBINED
-------------------------------
Earnings before interest, income taxes, depreciation and amortization, excluding the equity earnings from its Vail investment and the nonrecurring restructuring charge ("Food Business EBITDA") was $100.6 million for the year ended September 30, 2000. This represents a 28.8 percent improvement over the Food Business EBITDA in the prior year of $78.1 million (which was up 31.7 percent from fiscal
1998).

Operations in the Snack Nuts & Candy segment are somewhat seasonal, with a higher percentage of sales and operating profits expected to be recorded in the first fiscal quarter. In addition, certain aspects of the Company's other businesses are also seasonal in nature. It is important to note that operating results for any quarter are not necessarily indicative of the results for any other quarter or for the full year.

EQUITY  INTEREST  IN  VAIL  RESORTS,  INC.
------------------------------------------
Ralcorp continues to hold an approximate 21.8 percent equity ownership interest in Vail Resorts, Inc. Vail Resorts operates on a fiscal year ending July 31; therefore, Ralcorp reports its portion of Vail Resorts' operating results on a two-month time lag. For the fourth quarter ended September 30, 2000, this investment resulted in a non-cash pre-tax loss of $3.0 million, compared to a $2.4 million loss for last year's fourth quarter. Ralcorp's equity in the earnings of Vail Resorts, Inc. was up $.5 million, or 10.6 percent, for the year ended September 30, 2000.

ADDITIONAL  INFORMATION
-----------------------
See the attached schedule and notes for additional information on the quarter and twelve-month results for both years.

Ralcorp produces a variety of store brand foods that are sold under the individual labels of various grocery, mass merchandise and drug store retailers. Ralcorp's diversified product mix includes: ready-to-eat and hot cereals, crackers and cookies, snack nuts, chocolate candy, salad dressings, mayonnaise, peanut butter, jam and jellies, syrups, and various sauces. In addition, Ralcorp holds a 21.8 percent interest in Vail Resorts, Inc. (NYSE:MTN), the premier mountain resort operator in North America.

On August 8, 2000, the Company and Agribrands International, Inc. announced that they had entered into a definitive agreement to combine in a merger-of-equals transaction. The companies have filed a preliminary proxy statement with the Securities and Exchange Commission relating to the transaction. The merger is conditioned, among other things, upon two-thirds approval of Ralcorp and Agribrands shareholders, receipt of a ruling from the Internal Revenue Service that the transaction will not affect the tax-free status of Agribrands' spin-off from Ralston Purina Company in 1998, and customary regulatory approvals. The transaction is expected to close during the first quarter of calendar 2001. Agribrands is one of the leading international producers and marketers of animal feeds.

NOTE: Information in this press release that includes information other than historical data contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Any such forward-looking statements are made based on information currently known and are subject to various risks and uncertainties and are therefore qualified by the Company's cautionary statements contained in its filings with the Securities and Exchange Commission.

                                       ###


                                        RALCORP HOLDINGS, INC.
                                  CONSOLIDATED STATEMENT OF EARNINGS
                                  (in millions except per share data)

                                                 Three Months Ended         Year Ended
                                                    September 30,          September 30,
                                                 ------------------    --------------------
                                                   2000      1999        2000       1999
                                                 --------  --------    ---------  ---------
Net Sales                                        $  259.0  $  177.0    $  809.2   $  636.6
                                                 --------  --------    ---------  ---------

Costs and Expenses
  Cost of products sold                             201.9     132.3       619.7      467.5
  Selling, general and administrative                31.4      24.7       100.9       89.3
  Advertising and promotion                           7.3       6.0        24.7       24.8
  Interest expense, net                               4.5        .6         8.8        1.4
  Equity in loss (earnings) of Vail Resorts, Inc.     3.0       2.4        (5.2)      (4.7)
  Restructuring charge                                2.5         -         2.5          -
                                                 --------  --------    ---------  ---------
                                                    250.6     166.0       751.4      578.3
                                                 --------  --------    ---------  ---------
Earnings before Income Taxes                          8.4      11.0        57.8       58.3
Income Taxes                                          3.1       3.9        21.4       21.9
                                                 --------  --------    ---------  ---------

Net Earnings                                     $    5.3  $    7.1    $   36.4   $   36.4
                                                 ========  ========    =========  =========

Earnings per Share
    Basic                                        $    .18  $    .23    $   1.21   $   1.17
                                                 ========  ========    =========  =========
    Diluted                                      $    .18  $    .23    $   1.19   $   1.15
                                                 ========  ========    =========  =========

Weighted Average Shares Outstanding
    Basic                                            29.9      30.8        30.2       31.1
    Diluted                                          30.2      31.3        30.6       31.7

Notes:

1. The weighted average shares outstanding used to compute earnings per share (basic and diluted) for the quarters and years ended September 30, 2000 and 1999 are based on the weighted average number of shares of Ralcorp common stock outstanding for the periods then ended. In addition, the calculation of diluted earnings per share includes all other common stock equivalents.

2. Earnings per share (basic and diluted) are computed independently for each of the periods presented, therefore, the sum of the earnings per share (basic and diluted) amounts for the quarters may not total the year-to-date.

3. Operating results for any quarter are not necessarily indicative of the results for any other quarter or for the full year.